SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
Amendment No. 1
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
ARKONA, INC.
(Name of Subject Company (Issuer))
DA Acquisition Corp.
(Offeror)
A Wholly Owned Subsidiary of
DEALERTRACK HOLDINGS, INC.
(Parent of Offeror)
(Names of Filing Persons — (identifying status as offeror, issuer or other person)
Common Stock, Par Value $0.001 Per Share
(Including the Associated Preferred Stock Purchase Rights)
Series B Preferred Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
41268103
(CUSIP Number of Common Stock)
Eric D. Jacobs, Esq.
DealerTrack Holdings, Inc.
1111 Marcus Avenue, Suite M04
Lake Success, NY 11042
(516) 734-3600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Person)
Copies to:
Kathy A. Fields
Goodwin Procter LLP
Exchange Place
Boston, MA 02109
Telephone: (617) 570-1304
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$61,994,888	$1,903.24

*	Estimated for purposes of calculating the filing fee only. Based on the offer to purchase all of the outstanding shares of Common Stock of Arkona, Inc. at a purchase price of $1.38 cash per share and 33,484,740 shares of Common Stock issued and outstanding, outstanding options with respect to 6,140,000 shares of Common Stock and outstanding warrants with respect to 2,424,092 shares of Common Stock, in each case as of April 30, 2007, and the offer to purchase all of the outstanding shares of Series B Convertible Preferred Stock of Arkona, Inc. at a purchase price of $6.90 cash per share, and 575,000 shares of Series B Preferred Stock outstanding as of April 30, 2007.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing Amount Previously Paid:

Amount Previously Paid: $1,903.24	Filing Party: DealerTrack Holdings, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: May 1, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on May 1, 2007 by DealerTrack Holdings, Inc., a Delaware corporation (“DealerTrack”), and DA Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of DealerTrack (the “Purchaser”). This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of Common Stock, par value $0.001 per share, including associated preferred stock purchase rights (the “Common Shares”), of Arkona, Inc., a Delaware corporation (“Arkona”) at $1.38 per Common Share, net to the seller in cash, and to purchase all outstanding shares of Series B Convertible Preferred Stock, par value $0.001 per share of Arkona (the “Series B Preferred Shares” and together with the Common Shares, the “Shares”) at $6.90 per Preferred Share, net to the Seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 1, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not defined herein have the meanings ascribed to them in the Offer to Purchase and the Schedule TO. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 11. Additional Information.
     The Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:
     The initial period of the Offer expired at 12:00 Midnight, New York City time, on Tuesday, May 29, 2007. According to ComputerShare, the depositary for the Offer, as of 12:00 Midnight, New York City time, January 24, 2007, 32,577,535 Shares were tendered pursuant to the Offer and not withdrawn, excluding Shares tendered by notice of guaranteed delivery, which represents approximately 85.0% of all outstanding Shares. In addition, 267,562 Shares were tendered by notice of guaranteed delivery, which represents less than 1.0% of all outstanding Shares. In total, 32,843,097 Shares, including Shares tendered by notice of guaranteed delivery, were validly tendered and not withdrawn, which represents approximately 85.7% of all outstanding Shares. Purchaser has accepted all validly tendered Shares for payment pursuant to the terms of the Offer.
     On May 30, 2007, DealerTrack issued a press release announcing the results of the Offer and that Purchaser has commenced a subsequent offering period for all remaining untendered Shares expiring at 5:00 p.m., New York City time, on Monday, June 4, 2007, unless further extended. During the subsequent offering period, holders of Shares who did not previously tender their Shares into the Offer may do so and will promptly receive the same $1.38 per Common Share and $6.90 per Series B Preferred Share cash consideration paid during the initial offering period. The procedures for accepting the Offer and tendering Shares during the subsequent offering period are the same as those described for the Offer in the Offer to Purchase except that (i) the guaranteed delivery procedures may not be used during the subsequent offering period and (ii) Shares tendered during the subsequent offering period may not be withdrawn. The full text of the press release issued by DealerTrack is attached hereto as Exhibit (a)(5)(C) and is incorporated herein by reference.
Item 12. Exhibits
     Item 12 of the Schedule TO is hereby amended by adding thereto the following:
     (a)(5)(C) Press release issued by DealerTrack dated May 30, 2007.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 30,, 2007

DA ACQUISITION CORP.
By:	/s/ Mark O’Neil
	Name:	Mark O’Neil
	Title:	President

DEALERTRACK HOLDINGS, INC.
By	/s/ Mark O’Neil
	Name:	Mark O’Neil
	Title:	President

EXHIBIT INDEX

* (a)(1)(A)	Offer to Purchase, dated May 1, 2007.

* (a)(1)(B)	Form of Letter of Transmittal.

* (a)(1)(C)	Form of Notice of Guaranteed Delivery.

* (a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

* (a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

* (a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

* (a)(5)(A)	Joint Press release issued by DealerTrack and Arkona dated April 27, 2007 (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by DealerTrack on April 27, 2007).

* (a)(5)(B)	Summary Newspaper Advertisement as published in The Wall Street Journal on May 1, 2007.

(a)(5)(C)	Press release issued by DealerTrack, dated May 30, 2007.

(b)	Not applicable.

* (d)(1)	Agreement and Plan of Merger, dated as of April 26, 2007, among DealerTrack, the Purchaser and Arkona (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by DealerTrack on April 27, 2007).

* (d)(2)	Confidentiality Agreement, dated as of January 10, 2007, between DealerTrack and Arkona.

* (d)(3)	Tender and Support Agreement, dated as of April 26, 2007, among DealerTrack, the Purchaser and certain stockholders of Arkona named therein (incorporated herein by reference to Exhibit 2.2 to the Form 8-K filed by DealerTrack on April 27, 2007).

* (d)(4)	Employment Agreement, dated as of April 26, 2007, among Arkona, the Purchaser and Richard Holland.

* (d)(5)	Consulting Agreement, dated as of April 26, 2007, among DealerTrack and Alan D. Rudd.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.